From: Sit Mutual Funds
To: SIA Compliance
Subject: March 23, 2020 Market Commentary and COVID-19
Date: Monday, March 23, 2020 2:36:50 PM

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Market Commentary and COVID-19
March 23, 2020

As the Coronavirus continues to wreak havoc on our health and wellbeing, economy and financial markets, it is inevitable that the U.S. and world economies will go into a recession. As mentioned in earlier comments, the equity and fixed income markets have been anticipating a recession as demonstrated by the over 30% equity market decline from the highs in mid-February and the volatile record low bond yields. The question is, will the recession be deep and prolonged, or will it be shallower and briefer? With the extreme equity and bond market volatility and declines over the last three weeks, we think that markets are anticipating the uglier scenario – a deep, prolonged global recession. At this time, we do not expect such a dire scenario – just a material economic slowdown that should reaccelerate once the Coronavirus is contained. At the end of 2019 and prior to the Coronavirus outbreak, the U.S. and Global economies were on solid footing with growth estimated in the 2.0-2.5% range. Positive tailwinds included the signing of the U.S.-China Phase I trade deal, resolution of Brexit, pro-growth U.S. tax reform, and accommodative global monetary policies. We thought that these tailwinds could more than offset the headwinds of residual impacts from the U.S.-China trade tariffs, Hong Kong protests, 2020 U.S. presidential election, Iranian conflict, and Boeing 737 Max manufacturing stoppage. The Coronavirus' negative impact is now overwhelming all other factors and we think will reduce global GDP materially, but not lead to a deep, prolonged recession. Encouragingly, global policymakers' recent extraordinary actions reflect their understanding of this risk. The U.S. and global central banks and governments have taken aggressive monetary and fiscal policies to help prevent a deep and prolonged recession. This past week alone, the U.S. Federal Reserve announced an unlimited quantitative easing (QE) program to aid companies and municipalities and more is expected. The European Central Bank announced a Eur750 billion private and public purchase program to help keep the economies going and financial markets functioning normally. The U.S. government this week is finalizing a $1.3 trillion Coronavirus relief program. There is likely more to come.

While it is impossible to call a market bottom, this meaningful market downdraft is providing intermediate and long-term investment opportunities. We expect markets to improve long before economic improvement materializes. It is very possible that the markets should recover once there is a belief that the number of new Coronavirus cases have plateaued and that there is "light at the end of the tunnel" that the virus is contained. As predicting the exact timing of the reversal is extremely difficult, we think that investors should maintain a diversified portfolio of high-quality stocks and bonds underpinned by strong fundamentals. This provides greater scope to manage risks in challenging market conditions.

As terrible as the Coronavirus is, we think this is a short-term issue and no time to panic. The importance of active management versus passive management is also critical to highlight. Active management allows clients to have opportunistic investment exposure to selective geographic regions, industry sectors, and specific securities. Passive investing, on the other hand, is more a binary decision – "invest or don't invest in the market." Passive investments in a broad index fund or exchange-traded fund provide the investor with no input to the quality of the holdings in the fund.

Equity Strategy: We continue to invest and upgrade the portfolios in high-quality, fundamentally solid, real companies. We want to own companies that can survive this short-term turmoil. These companies possess the following characteristics: sales and earnings growth, efficiently managed with operating margin leverage, strong free cashflow generation, healthy balance sheets, dominant market share positions, and proactive managements. Our preferred sectors include technology, health technology, health services, communications, and capital goods. These sectors provide a diversified portfolio and a mixture of more traditional growth areas and cyclical growth areas.

Taxable Bond Strategy: We expect supply constraints to begin to impact multiple industries in the coming days and weeks and slow production. In response, we have cut exposure to corporate bonds and closed-end funds even further where appropriate, while also reducing our relative positioning in lower-rated securities and industries likely to be disproportionately impacted, as we expect yield spreads to widen further in coming weeks. We have positioned portfolios with durations longer than the benchmark where allowed and sensitivity to longer maturity bonds concentrated in Treasuries. When we anticipate a recovery in financial markets, we expect to add to credit at that time, with an emphasis on companies that were disproportionately impacted by the virus. We also expect to simultaneously lower portfolio durations at that time, as we do not believe the current absolute lower yields will be sustained once the threat of the virus has diminished.

Tax-Exempt Bond Strategy: Tax-exempt bonds experienced unprecedented downward movement in prices in the second week of March. This downdraft appears to be technical in nature, due to redemptions in open-end mutual funds, rather than fundamental in nature. Credit profiles of most municipal bond issuers remain stable and strong. With long-term yields not seen since spring of 2019, and the Fed likely to be accommodative for some time, the opportunity set for long-term investors to add attractively valued tax-exempt bonds, especially with intermediate and longer duration, has expanded considerably in the past few days. We view the current environment as a good buying opportunity to add to tax-exempt municipal exposure.

Sit Mutual Funds will continue to operate at the highest level during this outbreak, and we invite you to contact us with questions or concerns.

Keith McFadyen   Conner Murnighan
630-235-0065   312-550-5809
krm@sitinvest.com   fcm@sitinvest.com

any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402

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